

Carina Oriel · 3rd

Corporate Development and Strategy Lead at Asenso Finance

Asenso Finance · Fordham Gabelli School of Business

New York, New York, United States · Contact info

500+ connections

Experience

Corporate Development and Strategy Lead
Asenso Finance
Nov 2021 - Present · 4 mos
New York, New York, United States

Analyst, A&M Restructuring & Turnarounds
Alvarez & Marsal
Aug 2020 - Oct 2021 · 1 yr 3 mos
New York, New York, United States

Product Intern
Uprise Art
Oct 2019 - May 2020 · 8 mos
New York, New York, United States

Founding Member, President
Fordham FinTech Network
Jan 2017 - May 2020 · 3 yrs 5 mos
New York, New York, United States

Operations Lead
brunchwork
Oct 2019 - Mar 2020 · 6 mos
New York, New York, United States

See all 9 experiences